Exhibit 99.12

PRESS RELEASE

Cyprus: TotalEnergies Approves the Development of the
Cronos Gas Field to Supply Europe with LNG

•     Cronos is Cyprus’ first gas development

•     Cronos gas will reach Europe through existing LNG infrastructure in Egypt

•     Plateau production will reach 500 Mcf/d, equivalent to around 2.8 Mtpa of LNG

•     Production start-up is expected in 2028

•     TotalEnergies will market 50% of the LNG, equivalent to 1.4 Mtpa

Paris, July 28, 2026 – TotalEnergies (50%) and Eni (50%, operator), partners in Cyprus offshore Block 6, have taken the Final Investment Decision (FID) for the development of the Cronos gas field, discovered in 2022 and successfully appraised in 2024.

Located in deep offshore waters approximately 185 kilometers southwest of the coast of Cyprus, Cronos will be developed through four subsea wells. The gas will be transported by subsea pipeline from Cypriot waters to Egypt, where it will be liquefied at the Damietta LNG terminal before being exported to Europe.

The development of Cronos will partly rely on existing facilities in Egypt, generating significant synergies for a fast-track development, which will help accelerate its start-up and reduce the carbon intensity of the field’s production.

Production start-up is expected in 2028, with a plateau of around 500 million cubic feet per day (Mcf/d), equivalent to around 2.8 million tons of LNG per year (Mtpa), 50% of which will be marketed by TotalEnergies.

A Gas Development Connected to LNG Markets

Following the signature, in February 2025, of a Host Government Agreement, the main commercial and contractual agreements required for the development of the project have been signed. These agreements define the terms for the use of the offshore facilities of the Zohr field, the transit of gas through Egypt, liquefaction at Damietta LNG, and the sale of the gas as LNG.

The project could also enable, in the future, the development of additional resources located in Block 6, which will be appraised during upcoming campaigns.

“We are pleased to launch this new project alongside Eni, with the support of the Cypriot and Egyptian governments. As Cyprus’ first gas development project, Cronos will support the development of a new regional gas hub in the Eastern Mediterranean, leveraging Egypt’s infrastructure. This new gas route in the Mediterranean will contribute to Europe’s energy security by diversifying its LNG supply sources” said Patrick Pouyanné, Chairman and Chief Executive Officer of TotalEnergies. “By relying on existing gas processing capacities, this project is aligned with our strategy of prioritizing low-cost and low-emission projects. Cronos will also contribute to the growth of TotalEnergies’ LNG portfolio which is expected to reach 60 Mtpa by 2030.”

TotalEnergies is also present in Cyprus in offshore Blocks 11 (50%, operator), 7 (50%, operator) and 8 (40%).

TotalEnergies, the world’s third largest LNG player

TotalEnergies is the world’s third largest LNG player with a global portfolio of 44 million tonnes in 2025 thanks to its interests in liquefaction plants in all geographies. The Company benefits from an integrated position across the LNG value chain, including production, transportation, access to more than 20 Mtpa of regasification capacity in Europe, trading, and LNG bunkering. TotalEnergies’ ambition is to increase the share of natural gas in its sales mix to close to 50% by 2030, to reduce carbon emissions and eliminate methane emissions associated with the gas value chain, and to work with local partners to promote the transition from coal to natural gas.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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